As filed with the Securities and Exchange Commission on May 19, 2022

Registration No. 333-241665

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 3

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ATHENEX, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	43-1985966
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1001 Main Street, Suite 600

Buffalo, NY 14203

(716) 427-2950

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Johnson Y.N. Lau

Chief Executive Officer

Athenex, Inc.

1001 Main Street, Suite 600

Buffalo, NY 14203

(716) 427-2950

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alexander R. McClean, Esq.

Margaret K. Rhoda, Esq.

Harter Secrest & Emery LLP

1600 Bausch & Lomb Place

Rochester, NY 14604

(585) 232-6500

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.   ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 (“Amendment”) to the Registration Statement on Form S-3 (File No. 333-241665) (the “Registration Statement”) of Athenex, Inc. (the “Registrant”) is being filed solely for the purpose of filing an updated copy of Exhibit 23.1, dated May 19, 2022. Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature page, and Exhibit 23.1. The remainder of the Registration Statement is unchanged and therefore has not been included in this Amendment.

Item 16. Exhibits

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Description	Location

4.1	Form of Warrant to Purchase Common Stock	Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on June 22, 2020

4.2	Third Amendment to the Credit and Guaranty Agreement and First Amendment to the Warrants, dated as of January 19, 2022, by and among Athenex, Inc. and the lenders and warrant holders party thereto	Incorporated by reference to Exhibit 10.61 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 16, 2022

5.1	Opinion of Harter Secrest & Emery LLP	Incorporated by reference to Exhibit 5.1 to Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-241665), filed on March 22, 2022

10.1	Registration Rights Agreement by and among Athenex, Inc. and the purchasers named therein, dated as of June 19, 2020	Incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed on August 6, 2020

23.1	Consent of Deloitte & Touche LLP	Filed herewith

23.2	Consent of Harter Secrest & Emery LLP	Incorporated by reference to Exhibit 23.2 to Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-241665), filed on March 22, 2022 (included in Exhibit 5.1)

24.1	Power of Attorney	Included on signature page of Form S-3 (File No. 333-241665) filed on August 6, 2020

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buffalo, State of New York, on May 19, 2022.

ATHENEX, INC.

By:	/s/ Johnson Y.N. Lau
Johnson Y.N. Lau
Chief Executive Officer and Board Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Johnson Y.N. Lau Johnson Y.N. Lau	Chief Executive Officer and Board Chairman (Principal Executive Officer)	May 19, 2022

/s/ Joe Annoni Joe Annoni	Chief Financial Officer (Principal Financial and Accounting Officer)	May 19, 2022

* Kim Campbell	Director	May 19, 2022

* Stephanie Davis	Director	May 19, 2022

* Manson Fok	Director	May 19, 2022

* Jordan Kanfer	Director	May 19, 2022

/s/ Robert Spiegel Robert Spiegel	Director	May 19, 2022

* Benson Kwan Hung Tsang	Director	May 19, 2022

* John Moore Vierling	Director	May 19, 2022

* Jinn Wu	Director	May 19, 2022

*By:	/s/ Johnson Y.N. Lau
Johnson Y.N. Lau, as attorney-in-fact